SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of April, 2013

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

12 April 2013

Completion of sale of stake in Malaysian joint venture

Aviva plc (“Aviva”) announces the completion of the sale of its 49% interest in CIMB Aviva Assurance Berhad and CIMB Aviva Takaful Berhad (together “CIMB-Aviva”) to Sun Life Assurance Company of Canada (“SLA”), a subsidiary of Sun Life Financial Inc. (“Sun Life”), for £152 million. The completion of the transaction represents further progress in the group's strategy to narrow its focus and concentrate on businesses and markets where Aviva enjoys leadership positions and is able to generate attractive returns with a high probability of success.

Enquiries:

Media

Andrew Reid                                          +44 (0)20 7662 3131
Sarah Swailes                                         +44 (0)7800 694859

Notes to editors:

•	Aviva provides 43 million customers with insurance, savings and investment products.

•	We are the UK’s largest insurer and one of Europe’s leading providers of life and general insurance.

•	We combine strong life insurance, general insurance and asset management businesses under one powerful brand.

•	We are committed to serving our customers well in order to build a stronger, sustainable business, which makes a positive contribution to society, and for which our people are proud to work.

•	The Aviva media centre at www.aviva.com/media includes images, company and product information and a news release archive.

•	For broadcast-standard video, please visit http://www.aviva.com/media/video/.

•	Follow us on twitter: www.twitter.com/avivaplc

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 12 April 2013
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary